Q4 FY2023 & FY2023
ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2023 & FISCAL YEAR 2023 RESULTS

Q4 FY2023
5.2% Year on Year Revenue Growth to £189.8 million
4.8% Revenue Growth at Constant Currency
IFRS diluted EPS £0.40 compared to £0.47 in the prior year comparative period
Adjusted diluted EPS £0.57 compared to £0.51 in the prior year comparative period

FY2023
21.4% Year on Year Revenue Growth to £794.7 million
16.6% Revenue Growth at Constant Currency
IFRS diluted EPS £1.62 compared to £1.43 in the prior year comparative period
Adjusted diluted EPS £2.28 compared to £1.93 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended June 30, 2023, the fourth quarter of its 2023 fiscal year ("Q4 FY2023"), and for the fiscal year ended June 30, 2023 ("FY2023").
"Demand from new and existing clients continued to drive revenue growth in the quarter and for the fiscal year, leading to a revenue increase of 4.8% in constant currency for Q4 FY2023 and 16.6% in FY2023. While we continue to see clients delay new projects due to the uncertain macroeconomic environment, we see high levels of sales activity as clients are once again prioritizing digital transformation projects,” said John Cotterell, Endava's CEO.

FOURTH QUARTER FISCAL YEAR 2023 FINANCIAL HIGHLIGHTS:
•Revenue for Q4 FY2023 was £189.8 million, an increase of 5.2% compared to £180.4 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 4.8% for Q4 FY2023, compared to 30.9% in the same period in the prior year.
•Profit before tax for Q4 FY2023 was £24.9 million, compared to £32.5 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q4 FY2023 was £38.3 million, or 20.2% of revenue, compared to £36.2 million, or 20.1% of revenue, in the same period in the prior year.
•Profit for the period was £23.1 million in Q4 FY2023, resulting in a diluted earnings per share ("EPS") of £0.40, compared to profit of £27.0 million and diluted EPS of £0.47 in the same period in the prior year.

Q4 FY2023 & FY2023
•Adjusted profit for the period (a non-IFRS measure)* was £32.9 million in Q4 FY2023, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.57, compared to adjusted profit for the period of £29.3 million and adjusted diluted EPS of £0.51 in the same period in the prior year.

FISCAL YEAR 2023 FINANCIAL HIGHLIGHTS:
•Revenue for FY2023 was £794.7 million, an increase of 21.4% compared to £654.8 million in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 16.6% for FY2023, compared to 47.6% in the prior year.
•Profit before tax for FY2023 was £114.2 million, compared to £102.4 million in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for FY2023 was £164.2 million, or 20.7% of revenue, compared to £138.3 million, or 21.1% of revenue in the prior year.
•Profit for the year was £94.2 million in FY2023, resulting in a diluted EPS of £1.62, compared to profit of £83.1 million and diluted EPS of £1.43 in the prior year.
•Adjusted profit for the year (a non-IFRS measure)* was £132.4 million in FY2023, resulting in adjusted diluted EPS (a non-IFRS measure)* of £2.28, compared to adjusted profit for the period of £112.0 million and adjusted diluted EPS of £1.93 in the prior year.

CASH FLOW:
•Net cash from operating activities was £33.3 million in Q4 FY2023, compared to £47.1 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £31.5 million in Q4 FY2023, compared to £43.4 million in the same period in the prior year.
•Net cash from operating activities was £124.5 million in FY2023, compared to £120.7 million in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £111.5 million in FY2023, compared to £107.2 million in the prior year.
•At June 30, 2023, Endava had cash and cash equivalents of £164.7 million, compared to £162.8 million at June 30, 2022.

Q4 FY2023 & FY2023
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2023:
•Headcount totaled 12,063 at June 30, 2023, with an average of 10,605 operational employees in Q4 FY2023, compared to a headcount of 11,853 at June 30, 2022 and an average of 10,468 operational employees in Q4F Y2022.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 146 at June 30, 2023, compared to 134 clients at June 30, 2022.
•Top 10 clients accounted for 35% of revenue in Q4 FY2023, compared to 32% in the same period in the prior year.
•By geographic region, 30% of revenue was generated in North America, 24% was generated in Europe, 38% was generated in the United Kingdom and 8% was generated in the rest of the world in Q4 FY2023. This compares to 35% in North America, 22% in Europe, 40% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 52% of revenue was generated from Payments and Financial Services, 22% from Technology, Media and Telecommunications (TMT) and 26% from Other in Q4 FY2023. This compares to 51% from Payments and Financial Services, 25% from TMT and 24% from Other in the same period in the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2023:
•Top 10 clients accounted for 33% of revenue in FY2023, compared to 34% in the prior year.
•By geographic region, 32% of revenue was generated in North America, 23% was generated in Europe, 39% was generated in the United Kingdom and 6% was generated in the rest of the world in FY2023. This compares to 35% in North America, 21% in Europe, 41% in the United Kingdom and 3% in the rest of the world in the prior year.
•By industry vertical, 52% of revenue was generated from Payments and Financial Services, 22% from Technology, Media and Telecommunications ("TMT") and 26% from Other in FY2023. This compares to 51% from Payments and Financial Services, 25% from TMT and 24% from Other in the prior year.

Q4 FY2023 & FY2023

OUTLOOK:
First Quarter Fiscal Year 2024:
Endava expects revenues will be in the range of £186.0 million to £187.0 million, representing constant currency revenue decline between (2.0)% and (1.0)%. Endava expects adjusted diluted EPS to be in the range of £0.34 to £0.35 per share.

Full Fiscal Year 2024:
Endava expects revenues will be in the range of £780.0 million to £795.0 million, representing constant currency growth between 1.0% and 3.0%. Endava expects adjusted diluted EPS to be in the range of £1.52 to £1.62 per share.

This above guidance for the first quarter and full fiscal year 2024 assumes the exchange rates on August 31, 2023 (when the exchange rate was 1 British Pound to 1.27 US Dollar and 1.16 Euro).

Endava is not able, at this time, to reconcile its expectations for the first quarter and full fiscal year 2024 for revenue growth rate at constant currency or adjusted diluted EPS, to their most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, as applicable. Accordingly, reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.
RECENT BUSINESS HIGHLIGHTS:

On June 9, 2023, Endava announced the acquisition of DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd, a multinational firm that develops cutting-edge software solutions across a range of applications, including embedded systems, real-time solutions, telecoms and data communications.

Q4 FY2023 & FY2023
On August 3, 2023, Endava announced the acquisition of TLM Partners, Inc. ("TLM"). TLM provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has particular expertise in highly complex areas of cross-play, middleware, physics, engine-level tools and technical art.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, September 19, 2023, to review its Q4 FY2023 & FY2023 results. To participate in Endava’s Q4 FY2023 & FY2023 earnings conference call, please dial in at least five minutes prior to the scheduled start time (866) 652-5200 or (412) 317-6060 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Tuesday, October 17, 2023.

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, its agile and multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of June 30, 2023, 12,063 Endavans provided services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates).

Q4 FY2023 & FY2023
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in the press release. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended June 30, 2022 were used to convert revenue for the fiscal quarter ended June 30, 2023 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs and realised foreign currency exchange (gains)/losses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in

Q4 FY2023 & FY2023
isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

U.K. STATUTORY ACCOUNTS:
The financial information set out in this press release does not constitute the Company's statutory accounts as defined in section 434 of the Companies Act 2006 for the years ended June 30, 2023 or June 30, 2022. Statutory accounts for the year ended June 30, 2022 have been delivered to the Registrar of Companies and statutory accounts for the year ended June 30, 2023 will be delivered to the Registrar of Companies after the Annual General Meeting of the Company to be held in 2023. The auditor has reported on the statutory accounts for the year ended June 30, 2022; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the first fiscal quarter of fiscal year 2024 and the full fiscal year 2024; expectations of increased current and prospective client demand for Endava offerings in upcoming periods and resulting impact on revenue; and Endava’s ability to achieve its anticipated growth. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the Russia-Ukraine military conflict and related sanctions or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation and recent and potential future bank failures; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled

Q4 FY2023 & FY2023
IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report for the year ended June 30, 2023 filed with the SEC on September 19, 2023 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4 FY2023 & FY2023
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
REVENUE	794,733	654,757	189,791	180,404
Cost of sales
Direct cost of sales	(505,679)	(414,411)	(123,968)	(117,027)
Allocated cost of sales	(24,977)	(22,415)	(6,301)	(5,618)
Total cost of sales	(530,656)	(436,826)	(130,269)	(122,645)
GROSS PROFIT	264,077	217,931	59,522	57,759
Selling, general and administrative expenses	(150,300)	(121,808)	(36,142)	(32,195)
Net impairment (losses) / gains on financial assets	(932)	(739)	(667)	1,087
OPERATING PROFIT	112,845	95,384	22,713	26,651
Net finance income	1,318	6,995	2,223	5,840
PROFIT BEFORE TAX	114,163	102,379	24,936	32,491
Tax on profit on ordinary activities	(20,000)	(19,286)	(1,878)	(5,452)
PROFIT FOR THE PERIOD	94,163	83,093	23,058	27,039
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(9,999)	6,580	(6,998)	5,392
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	84,164	89,673	16,060	32,431

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	57,314,839	56,272,036	57,730,072	56,680,204
Weighted average number of shares outstanding - Diluted	58,082,388	58,018,200	58,092,245	57,974,389
Basic EPS (£)	1.64	1.48	0.40	0.48
Diluted EPS (£)	1.62	1.43	0.40	0.47

Q4 FY2023 & FY2023
CONSOLIDATED BALANCE SHEETS

	June 30, 2023	June 30, 2022
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	240,818	145,916
Intangible assets	66,216	56,189
Property, plant and equipment	25,940	21,260
Lease right-of-use assets	65,084	50,818
Deferred tax assets	20,156	17,218
Financial assets and other receivables	5,242	2,276
TOTAL	423,456	293,677
ASSETS - CURRENT
Trade and other receivables	177,866	162,671
Corporation tax receivable	4,042	2,309
Financial assets	56	392
Cash and cash equivalents	164,703	162,806
TOTAL	346,667	328,178
TOTAL ASSETS	770,123	621,855
LIABILITIES - CURRENT
Lease liabilities	14,573	11,898
Trade and other payables	91,159	98,252
Corporation tax payable	5,940	3,477
Contingent consideration	7,650	4,183
Deferred consideration	1,267	10,604
TOTAL	120,589	128,414
LIABILITIES - NON CURRENT
Lease liabilities	54,441	43,999
Deferred tax liabilities	14,623	10,826
Contingent consideration	3,809	4,331
Deferred consideration	4,837	1,062
Other liabilities	516	500
TOTAL	78,226	60,718
EQUITY
Share capital	1,155	1,135
Share premium	14,625	9,152
Merger relief reserve	42,805	30,003
Retained earnings	522,926	398,102
Other reserves	(10,176)	(5,514)
Investment in own shares	(27)	(155)
TOTAL	571,308	432,723
TOTAL LIABILITIES AND EQUITY	770,123	621,855

Q4 FY2023 & FY2023

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	94,163	83,093	23,058	27,039
Income tax charge	20,000	19,286	1,878	5,452
Non-cash adjustments	49,165	53,799	8,949	7,571
Tax paid	(22,737)	(14,033)	(6,548)	(4,846)
UK research and development credit received	—	344	—	344
Net changes in working capital	(16,073)	(21,770)	5,990	11,552
Net cash from operating activities	124,518	120,719	33,327	47,112

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(13,674)	(13,967)	(1,870)	(3,772)
Proceeds from disposal of non-current assets	187	272	39	31
Payment for acquisition of subsidiary, net of cash acquired	(79,691)	(10,364)	(43,918)	(229)
Other acquisition related settlements	(21,179)	—	(21,179)	—
Interest received	3,506	184	1,655	119
Net cash used in investing activities	(110,851)	(23,875)	(65,273)	(3,851)

FINANCING ACTIVITIES
Proceeds from sublease	439	560	114	142
Repayment of lease liabilities	(13,488)	(13,805)	(3,528)	(3,337)
Grant received	494	139	22	49
Interest and debt financing costs paid	(4,011)	(885)	(479)	(190)
Proceeds from exercise of options	5,568	8,913	1,170	1,547
Net cash used in financing activities	(10,998)	(5,078)	(2,701)	(1,789)
Net change in cash and cash equivalents	2,669	91,766	(34,647)	41,472

Cash and cash equivalents at the beginning of the period	162,806	69,884	199,200	120,407
Exchange differences on cash and cash equivalents	(772)	1,156	150	927
Cash and cash equivalents at the end of the period	164,703	162,806	164,703	162,806

Q4 FY2023 & FY2023
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	21.4%	46.7%	5.2%	35.0%
Foreign exchange rates impact	(4.8%)	0.9%	(0.4%)	(4.1%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY	16.6%	47.6%	4.8%	30.9%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	114,163	102,379	24,936	32,491
Adjustments:
Share-based compensation expense	31,058	35,005	6,923	7,463
Amortisation of acquired intangible assets	12,270	10,823	2,843	3,077
Foreign currency exchange losses / (gains), net	10,729	(9,944)	699	(6,785)
Restructuring costs	6,588	—	2,905	—
Fair value movement of contingent consideration	(10,613)	—	37	—
Total adjustments	50,032	35,884	13,407	3,755
ADJUSTED PROFIT BEFORE TAX	164,195	138,263	38,343	36,246

PROFIT FOR THE PERIOD	94,163	83,093	23,058	27,039
Adjustments:
Adjustments to profit before tax	50,032	35,884	13,407	3,755
Tax impact of adjustments	(11,829)	(6,933)	(3,530)	(1,448)
ADJUSTED PROFIT FOR THE PERIOD	132,366	112,044	32,935	29,346

Diluted EPS (£)	1.62	1.43	0.40	0.47
Adjusted diluted EPS (£)	2.28	1.93	0.57	0.51

Q4 FY2023 & FY2023

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Net cash from operating activities	124,518	120,719	33,327	47,112
Adjustments:
Grant received	494	139	22	49
Net purchase of non-current assets (tangibles and intangibles)	(13,487)	(13,695)	(1,831)	(3,741)
Adjusted Free cash flow	111,525	107,163	31,518	43,420

Q4 FY2023 & FY2023
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Direct cost of sales	20,927	21,899	4,931	4,878
Selling, general and administrative expenses	10,131	13,106	1,992	2,585
Total	31,058	35,005	6,923	7,463

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000

Direct cost of sales	17,931	16,142	4,689	3,971
Selling, general and administrative expenses	14,996	12,827	3,590	3,273
Total	32,927	28,969	8,279	7,244

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Twelve Months Ended June 30		Three Months Ended June 30
	2023	2022	2023	2022

Closing number of total employees (including directors)	12,063	11,853	12,063	11,853
Average operational employees	10,872	9,492	10,605	10,468

Top 10 customers %	33%	34%	35%	32%
Number of clients with > £1m of revenue (rolling 12 months)	146	134	146	134

Geographic split of revenue %
North America	32%	35%	30%	35%
Europe	23%	21%	24%	22%
UK	39%	41%	38%	40%
Rest of World (RoW)	6%	3%	8%	3%
Industry vertical split of revenue %
Payments and Financial Services	52%	51%	52%	51%
TMT	22%	25%	22%	25%
Other	26%	24%	26%	24%